EXHIBIT 99.33

CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We hereby consent to the use in this Registration Statement on Form 40-F and in Registration Statement on Form S-8 (No. 333-109970) of our report dated March 12, 2004 relating to the consolidated financial statements of Gerdau Ameristeel Corporation, which appears in Exhibit 99.32 of this Form 40-F. We also consent to the use in this Registration Statement on Form 40-F and in Registration Statement on Form S-8 (No.333-109970) of our Comments by Auditors for United States of America Readers on Canada – United States Reporting Differences dated March 12, 2004.

/s/ PricewaterhouseCoopers LLP
Tampa, Florida
April 26, 2004